11/25/03

**AM 11/25/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03052858


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-32815 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 9/30/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARDI SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. ADAMS, SUITE 1900
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60603-4109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC BEDERMAN 312-726-7324
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PASQUESI SHEPPARD LLC
(Name – *if individual, state last, first, middle name*)

585 BANK LANE (Address) LAKE FOREST (City) ILLINOIS (State) 60045 (Zip Code)

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

RECEIVED
NOV 14 2003

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, RONALD P. BERNARDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERNARDI SECURITIES, INC., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

"OFFICIAL SEAL"
ERIC A. BEDERMAN
Notary Public, State of Illinois
My Commission Expires 12/14/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Balance Sheet
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PASQUESI
SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF
BERNARDI SECURITIES, INC.

We have audited the accompanying consolidated balance sheet of BERNARDI SECURITIES, INC. and Subsidiary as of September 30, 2003, and the related consolidated statements of income and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bernardi Securities, Inc. and Subsidiary as of September 30, 2003, and the results of their consolidated operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



Pasquesi Sheppard LLC

October 28, 2003

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

# BERNARDI SECURITIES, INC. AND SUBSIDIARY

## CONSOLIDATED BALANCE SHEET

## SEPTEMBER 30, 2003

### ASSETS

| | | | |
|---|---|---|---|
| **CURRENT ASSETS:** | | | |
| Cash and cash equivalents | | | $ 294,349 |
| Interest receivable | | | 39,031 |
| Refundable income taxes | | | 43,772 |
| Securities | | | 4,574,492 |
| Clearing fund deposit | | | 100,000 |
| Other current assets | | | 269,730 |
| Total current assets | | | $ 5,321,374 |
| **PROPERTY AND EQUIPMENT:** | | | |
| Office equipment | | | $ 256,194 |
| Furniture and fixtures | | | 96,050 |
| | | | $ 352,244 |
| Less - Accumulated depreciation | | | (281,336) |
| Property and equipment, net | | | $ 70,908 |
| Total assets | | | $ 5,392,282 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | | | |
|---|---|---|---|
| **CURRENT LIABILITIES:** | | | |
| Due to clearing organization | | | $ 2,622,175 |
| Accrued compensation | | | 341,903 |
| Other accrued liabilities | | | 147,664 |
| Total current liabilities | | | $ 3,111,742 |
| **SHAREHOLDERS' EQUITY:** | | | |
| Common stock, no par value; 2,000 shares authorized, 1,093 shares issued and outstanding | | $ 233,697 | |
| Paid in capital | | 54,062 | |
| Retained earnings, beginning of year | $ 1,941,118 | | |
| Net income | 51,663 | 1,992,781 | 2,280,540 |
| Total liabilities and shareholders' equity | | | $ 5,392,282 |

The accompanying notes are an integral part of these financial statements.